

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 31, 2012

Via E-mail
Michael A. Reeves
Executive Vice President and Chief Financial Officer
HSBC Finance Corporation
26525 North Riverwoods Boulevard, Suite 100
Mettawa, Illinois 60045

>   **Re: HSBC Finance Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 27, 2012**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2012**
>   **Filed November 5, 2012**
>   **File No. 001-08198**

Dear Mr. Reeves:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition…, page 27
Segment Results – IFRS Basis, page 64

1.   We note your disclosure that as a result of your review performed to evaluate best disclosure practices, you reported impaired loans of $19.3 billion as of December 31,

2011, which was $12.2 billion higher than what otherwise would have been reported. You also note that as a result of the adoption of ASU 2011-02 during the third quarter of 2011, you reported an additional $4.8 billion of TDRs at September 30, 2011, as well as an additional $3.0 billion during the fourth quarter of 2011 per your disclosure on page 150. We understand from your policy disclosure on page 132 that all TDRs would be considered impaired loans. Please tell us the key drivers, quantified separately, of the $12.2 billion increase in impaired loans given that it is driven by factors other than just new TDRs. In this regard, we have considered the response to prior comment 8 from the HSBC Holdings plc letter dated September 14, 2012, as well as the disclosures from page 133 of HSBC Holdings plc Form 20-F, and it is still not clear to us of the specific factors that drove the dramatic increase in impaired loans at HSBC Finance as of December 31, 2011.

Credit Quality, page 69

2. You appear to have made multiple changes to your methodology for estimating your allowance for loan losses. For example, you disclose on page 65 that you adopted a revised disclosure convention for impaired loans, a refinement of loan portfolio segmentation in the current year, and improved assumptions about default and severity rates. On page 156 you disclose that you made multiple changes related to your estimation of severity and the information used when projecting cash flows. Please revise your future filings to separately quantify the impact of each of these and all other changes made to your methodology in the current year in enough detail for a reader to understand the impact each change had on your provision. Refer to ASC 310-10-50-11B(d).

3. In footnote 3 to the tabular disclosure on page 71, you disclose that you do not include accrued finance charges associated with certain of your receivables even though reserves for those amounts are included. As you appear to present amounts in the numerator of various credit ratios that do not relate to balance included in the denominator, please revise your future filings to separately disclose the amount of reserves related to your accrued finance receivables and related effect on the disclosed ratios. Alternatively, please exclude amounts related to accrued finance receivables from these ratios as they do not relate to the balance of any receivable types presented.

4. Your disclosures indicate that you perform a significant amount of re-ages and that you may re-age a loan more than once. Considering the material level of non-accrual and two-months-and-over delinquent loans and the impact that a re-age may have on those loans, please revise your future filings to include a tabular roll forward of both nonaccrual and two-months-and-over delinquent loans for each period presented. This roll forward should include amounts related to newly delinquent or loans newly placed on nonaccrual, loans removed due to payment performance, loans that paid off, loans that were renegotiated or modified such that they are no longer two-months-and-over delinquent or

on non-accrual as well as loans that are no longer delinquent or on non-accrual because they were re-aged.

Customer Account Management Policies and Practices, page 85

5. On page 88, you disclose that in the past you used rewrites to assist your customers which involved the extension of a new loan but that the balance of these loans, as well as forbearance loans, is not significant. Please tell us the balance of each of these loans and provide us with a more detailed discussion of how you consider the rewrite loans in your allowance for loan losses. In this regard, clarify if they are individually or collectively evaluated and, if collectively evaluated, discuss whether they are evaluated as a separate loan pool.

Re-age Programs, page 90

6. We note the discussion of your re-age programs and that your policies and practices include various criteria for an account to qualify for re-aging, but do not require you to re-age the account. Please revise your future filings to provide a brief description of the types of criteria you consider to determine whether a customer is eligible for a re-age. If the criteria used differ for first time re-ages and loans that have already been previously re-aged, please provide a separate discussion for each.

Risk Management, page 99
Liquidity Risk Management, page 103

7. Please revise your future filings to provide a quantification of increased borrowing costs and amount of additional collateral you would be required to post in the event of a one or two notch downgrade. If quantification of these amounts is not possible, please provide disclosure of the notional or face amounts of contracts that would be at risk of additional borrowing cost or would require additional collateral to be posted.

Financial Statements and Supplementary Data, page 121
Note 2. Summary of Significant Accounting Policies…, page 129
Provision and Credit Loss Reserves, page 131

8. We note your disclosure that for real estate secured loans, your credit loss reserves also take into consideration the loss severity expected based on the underlying collateral, if any, in the event of default based on historical and recent trends. Please revise future filings to disclose how often you update your assumption of severity, how the severity factor has changed over time and whether there has been any change in how the severity factor is estimated for your roll rate model. In this regard, we note your disclosure on page 156 that you utilize broker price opinions and on page 133 that these are updated every 180 days with downward adjustments made as necessary, but it is unclear how

often you update your broker price opinions for your real estate collateralized loans where you are utilizing a roll rate model to estimate the allowance for loan losses. Please also briefly describe any adjustments made as a result of outdated information.

Charge-Off and Nonaccrual Policies and Practices, page 132

9. Please revise your future filings to provide a brief discussion of what a qualifying payment is for the purposes resuming interest accrual on your real estate secured loans. For example, clarify whether this consists of partial payments, full payments or some other requirement.

New Accounting Pronouncements Adopted, page 138

10. We note your disclosure that you recorded an additional $4.8 billion of receivables and a $925 million provision for loan losses as a result of your adoption of new troubled debt restructuring (TDR) guidance in the third quarter of 2011. These amounts appear to be material to your overall reported amounts of TDRs and provision for loan losses. Please tell us and revise your future filings to address the following so that a reader may better understand the significant changes in your reporting approach for these loans during the periods presented as a result of the new guidance. In this regard, please specifically address the following:

   - Discuss the criteria considered when concluding that modifications and re-ages were not troubled debt restructurings prior to the adoption of the new guidance. We note your discussion on page 132 that lists the various modifications you considered to be TDRs prior to adoption. Your disclosure also indicates that you were doing various other types of modifications not previously classified as TDRs that may have met the criteria. Discuss the specific points in the new guidance that changed your conclusion that modifications and re-ages were troubled debt restructurings when they were not previously.
   - Tell us whether you made any changes regarding how you considered whether a borrower was experiencing financial difficulty before and after the new guidance.
   - Quantify in more detail the different categories of factors driving the increase in TDRs upon adoption. For example, quantify how much was due to trial modifications not originally considered to be TDRs, re-ages not previously considered TDRs, change in how the concept of "financial difficulty" was considered, etc.
   - Discuss why the reclassification of a loan to a TDR would have such a large impact on your related allowance for loan losses. Discuss the assumptions used for each type of loan that change once a loan is classified as a TDR. For example, for loans that are secured by real estate, discuss whether you previously included these loans in your impairment analysis as a part of a pool of loans or evaluated them individually. If you evaluated them individually, clarify whether they were

considered to be collateral dependent loans or whether you utilized the present value of cash flows when determining the amount of required allowance.

- Your disclosure on page 32 indicates that as a result of the new guidance, substantially all re-ages are now considered to be TDRs. Please revise future filings to discuss whether this was true prior to the adoption of the new guidance. If not, describe the facts and circumstances under which a loan would be re-aged but not considered a TDR. Discuss how many times and how often a loan would be re-aged before it would be considered a TDR and how you considered previous and/or multiple re-ages in making the conclusion that a loan was or was not a TDR.

Note 6. Receivables, page 147
Age Analysis of Past Due Receivables, page 148

11. Since re-ages and modifications appear to be a significant part of your risk management process, please revise this disclosure to present the balances of modified and/or re-aged loans separately from your regular loan portfolio.

12. Please revise your future filings to describe the different payment percentage requirements for each platform so that a reader may understand the extent of variability between various platforms and discuss how these differences could affect your aging disclosures.

Troubled Debt Restructurings, page 149

13. We note your disclosure on page 114 of your Form 10-Q for the Quarterly Period Ended September 30, 2012 that you do not include disclosure of re-ages due to bankruptcy in your tabular disclosure of re-ages, but it is unclear if you consider these loans to be TDRs. Please revise your disclosure in future filings to describe the specific facts and circumstances considered when determining that a borrower is experiencing financial difficulties for the purposes of determining whether a modification or a re-age meets the criteria to be classified as a TDR.

14. Please tell us the driver of the significant increase in new TDRs during the fourth quarter of 2011. In this regard, it appears from your disclosure on page 150 that you had $4.8 billion of new TDRs upon the adoption of the new ASU in the third quarter of 2011, but the table at the bottom of page 150 indicates that you had $7.8 billion of new TDRs during all of 2011 due to account management action taken during 2011. Please advise, and separately quantify the effects of the increase in TDRs if due to multiple factors.

15. We note your disclosure on page 150 that you have $1 billion of first time early stage delinquency accounts which had been re-aged since January 1, 2011 which were not reported as TDRs. We also note your response to prior comment 2 in your letter dated

January 30, 2012 where you indicated that first time early stage delinquency re-ages, which generally result in the equivalent of two payments being deferred, could be excluded from TDR classification as the contractual payment deferrals were deemed to be insignificant. Given the significant amount of these types of re-ages, please tell us whether you have any data as to how many of these types of re-ages resulted in a subsequent re-age or modification.   To the extent that a significant percentage do subsequently result in additional re-ages or modifications, please tell us how you concluded that they should not be considered TDRs upon the first re-aging. Additionally, please tell us how many first time early stage delinquency re-ages were performed during the nine months ended September 30, 2012 and not considered TDRs.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Notes to Consolidated Financial Statements, page 9
Note 5. Credit Loss Reserves, page 24

16. We note your disclosure that historically your roll rate migration analysis resulted in approximately 7 months of loss coverage in your credit loss reserves based on your model's estimation of the likelihood a loan will progress through the various stages of delinquency and ultimately charge-off. Your disclosure indicates that based on discussion with your regulators, you are reviewing your estimate of the loss emergence period to determine what changes should be made to your credit loss reserve estimate. We also note the response provided by HSBC Holdings plc to comment 13 in a letter dated September 14, 2012. Please respond to the following:
    - Tell us how long you have used a 7 month loss emergence period; and
    - Tell us whether you expect to see, or have seen changes in, the reviewed loss emergence period over the past 6 years, particularly in response to changes experienced during the financial crisis. If so, discuss the types of factors that drive the length of the loss emergence period.

Note 6. Receivables Held For Sale, page 26

17. We note that you transferred approximately $6.8 billion of receivables to the held for sale category during the second quarter of 2012 and recorded an approximately $1,547 million valuation allowance and a $112 million write down due to credit declines upon transfer. Your disclosures indicate that the decline in these fair value loans was due to factors other than credit. Please address the following:
    - Revise your disclosure to discuss the reasons driving your decision to sell these loans. In this regard, it is unclear why you decided to sell these loans at a substantial discount to a third party when your expectation, as servicer, of the potential cash flows related to these loans appears much higher.
    - Tell us in detail how you considered the 2001 Interagency Guidance on Certain Loans Held For Sale that states that "adjustments to the recorded investment of

        loans can be excluded from this guidance only when fair value declines result from changes in interest or foreign exchange rates and clearly are not attributable, in any respect, to an increase in credit or transfer risk" when concluding that recording a valuation allowance was appropriate, as opposed to recording a new cost basis for the loans and charging the decline in fair value to the allowance for loan losses.

- Given that a substantial majority of the real estate secured loans were recorded at the fair value of collateral less cost to sell since that was the primary source of repayment, please provide an additional analysis and discussion of the factors considered when concluding that the decline in fair value was not due in any respect to declines in credit quality. We note your disclosure of the factors a third party investor would consider, many of which appear to be related to credit quality, such as consideration of credit losses, volatility and timing of cash flows, the cost of capital associated with potential volatility and timing of cash flows and the illiquid nature of loans where repayment is expected from the sale of collateral rather than cash flows from the borrower.

- We note your disclosure of the severity assumption on page 59, which ranges from 25% to 75% with an average of 56% for real estate collateralized loans and ranges from 13% to19% for personal unsecured loans. Please explain what your estimate of the range and weighted average severity of loss for these loans was by loan type prior to transfer and reconcile why a third party investor's assumption of severity is so different from your own.

- We note your disclosure on page 18 of the balance of past due personal non-secured loans at December 31, 2011. This disclosure indicates that a large portion of the personal non-secured loans may have experienced a decline in credit quality at the time of transfer since approximately 25% of these loans were reported as past due. We also note your disclosure on page 28 that of the total fair value adjustment made related to these loans, only $112 million appears to relate to credit quality. Similar to the above, please tell us in detail the factors considered when concluding that the decline in fair value of these loans was not solely due to a decline in credit quality.

- Discuss the differences in the models used to value the collateral, both before and after the decision to sell was made. For example, discuss the differences in potential cash flow volatility assumptions, timing of cash flows, the amount of assumed third party required yield, etc.

18. We also note your disclosure that indicates you intend to sell these loans in multiple transactions over the next two years. It appears from your disclosure that while you may have a plan to sell these receivables "generally over the next two years", you do not have a specifically identified buyer for the loans. It is also unclear if you have developed a specific plan of sale for these loans or have only identified loans that you may sell in the next two years. As such, it is unclear from your disclosure how you met the criteria to classify all or a portion of these loans as held for sale. Please address the following:

- Please provide us more specific details regarding your plan of sale that led you to conclude that you no longer have the intent and ability to hold these loans for the foreseeable future.
- We note your disclosure on page 27 that 20% of the transferred loans could migrate to other real estate owned in future periods prior to the sale of the loan. We also note that you recorded a recovery of the valuation allowance of $26 million in the third quarter of 2012 related to loans transferred to REO. Please tell us the average expected life for each pool of loans identified as held for sale, by delinquency category (i.e. past due 30 days, 31-60 days, etc.) if possible. Tell us how you concluded that certain loans further along in the foreclosure and/or recovery process should not be classified as held for investment considering their relatively short remaining expected lives and your disclosure regarding the two year timeframe over which you anticipate the potential sale of the loans.

Note 13. Business Segments, page 48

19. We note your disclosure that upon sale of the Insurance business you will report the corporate and treasury activities within the Consumer segment and will no longer report an "All Other" caption within segment reporting. Please tell us whether you will continue to present your segment results under IFRS in your future filings, since this is the basis on which management reports internally and if not, please explain why not.

Management's Discussion and Analysis of Financial Condition…, page 69
International Financial Reporting Standards, page 82

20. We note that you have reversed a $56 million litigation accrual in your reconciliation of net loss under U.S. GAAP to net loss under IFRS. Your disclosure on page 83 indicates that this difference is driven by the fact that under U.S. GAAP, litigation accruals are recorded when it is probable that a liability has been incurred and the amount is reasonably estimable, but under IFRS, a present obligation must exist for an accrual to be recorded. For the accruals in question, please tell us how you concluded that it was not more likely than not that a present obligation existed at the end of the reporting period.

Customer Account Management Policies and Practices, page 109

21. We note your tables showing the number of accounts and outstanding receivable balances for loans where a collection re-age was performed, a modification-only was performed, and a modification re-age was performed. We also note your footnote data on page 111 showing the current delinquency status of the loans remaining in the portfolio that were granted modification of loan terms and/or re-aged. To the extent possible, please disclose whether there are any trends in the types of re-ages or modifications that are more likely to experience a subsequent payment default and/or require a subsequent modification/re-age, and how that is taken into consideration in your allowance for loan

losses. In this regard, we note the response to comment 16 in the letter from HSBC Holdings plc dated September 14, 2012 that loans are segregated into pools that have been subject to a first time re-age at less than 60 days past due and those which have been subject to multiple re-ages or were re-aged at more than 60 days past due. As part of your response, tell us whether it would be possible to show the footnote data about delinquency status separately for loans where only a collection re-age was performed, only a modification was performed, etc. Alternatively, please tell us whether you could determine the relative percentage of each category type that has required a subsequent modification/re-age.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or me at (202) 551-3512 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant